Prospectus Supplement to the Prospectus dated April 6, 2009 and the Prospectus Supplement dated April 6, 2009 — No. 510	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-154173

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $2,100,000 Range Accrual Notes due 2011 (Linked to the Performance of the Canadian Dollar as against the U.S. Dollar)

The amount that you will be paid on each of your notes on the stated maturity date (March 10, 2011, subject to adjustment) will be based on whether the Canadian dollar (CAD) versus the U.S. dollar (USD) currency exchange rate (expressed as the number of Canadian dollars per one U.S. dollar, CAD/USD) remains within a specified range (as described below) as measured on each trading day during the period from the original issue date (September 13, 2010) to and including the determination date (March 3, 2011, subject to adjustment) as well as on the determination date alone. The payment at maturity will equal the sum of the notional payment amount (based on the exchange rate on the determination date) plus the supplemental amount (based on the exchange rate measured on each trading day), if any. For each $1,000 face amount of your notes, the minimum notional payment amount is $800 and the maximum notional payment amount is $950. Therefore, if there is no supplemental amount, you would potentially lose up to 20% of your investment in the notes. In addition, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,060.00.

To determine your payment at maturity, we will first calculate the notional payment amount by comparing the final exchange rate (determined on the determination date, subject to adjustment) to the lower rate limit (0.99 CAD/USD) and the upper rate limit (1.10 CAD/USD). On the stated maturity date, for each $1,000 face amount of your notes, the notional payment amount will be equal to:

•	If the final exchange rate is less than the lower rate limit, the greater of:
1.	$800, and
2.

the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate of 150% times (c) the quotient of the lower rate limit minus the final exchange rate divided by the final exchange rate, or

•	If the final exchange rate is greater than the upper rate limit, the greater of:
1.	$800, and
2.

the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate of 150% times (c) the quotient of the final exchange rate minus the upper rate limit divided by the final exchange rate, or

•	the final exchange rate is within the supplemental rate range, then $950.

Next, we will calculate the supplemental amount which will be equal to the $1,000 face amount times the accrual rate of 11.00% times the accrual factor. The accrual factor will equal the number of trading days during the accrual period on which the accrual conditions are satisfied, divided by the total number of the scheduled trading days in the accrual period (the latter of which is 123). The accrual conditions will be satisfied if the CAD/USD exchange rate (i) is greater than or equal to the lower rate limit or, (ii) is less than or equal to the upper rate limit. The maximum supplemental amount for each $1,000 face amount of your notes is $110.00.

The notional payment amount that you will be paid on your notes on the stated maturity date will not be affected by the CAD/USD currency exchange rate on any day other than the determination date. You could lose a substantial portion of your investment in the notes if the final exchange rate is outside of the supplemental rate range and/or the accrual conditions are not satisfied for a substantial portion of the accrual period. If the final exchange rate is outside of the supplemental rate range and the accrual conditions are not satisfied during the accrual period, you will receive, for each $1,000 face amount of your notes, an amount no greater than $950 and no less than $800 at maturity. In addition, the notes do not pay interest and no other payments will be made on the notes prior to the stated maturity date. The maximum notional payment amount you could receive is $950 for each $1,000 face amount of your notes.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-14 as well as the “Additional Risk Factors Specific to Your Notes” on page S-8.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 of this prospectus supplement so that you may better understand those risks.

Original issue date:	September 13, 2010	Underwriting discount:	0.40% of the face amount
Original issue price:	100% of the face amount*	Net proceeds to issuer:	99.60% of the face amount

*The notes were sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 99.65% of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Prospectus Supplement dated September 3, 2010.

Summary Information

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009 as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Exchange rate:

the Canadian dollar versus the U.S. dollar rate (expressed as the number of CAD per USD, “CAD/USD” rate) as determined on each trading day and the determination date, as applicable, by reference to the London mid-market rate published by WM Company and displayed on the WMRSPOT09 Reuters page at 4:00 p.m., London time (or any successor or replacement service or page thereto) as determined by the calculation agent, subject to market disruption events as described on page S-18

Face amount:

each note will have a face amount equal to $1,000; $2,100,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Specified currency:	U.S. dollars (“$”)

Denominations:	$1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes:	no

Form of notes:	global form only

Final exchange rate:	the exchange rate on the determination date

Maximum settlement amount:	$1,060.00 for each $1,000 face amount of notes

Purchase at amount other than face amount:

the amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire the notes at a premium (or discount) to the face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount” on page S-12.

Cash settlement amount:

on the stated maturity date, we will pay, for each $1,000 face amount of the outstanding notes, the sum of the notional payment amount plus the supplemental amount, if any, subject to the maximum settlement amount

Notional payment amount:	for each $1,000 face amount of the notes, the notional payment amount will be equal to:

•	If the final exchange rate is less than the lower rate limit, the greater of:

1.	$800, and

2.

the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate times (c) the quotient of the lower rate limit minus the final exchange rate divided by the final exchange rate, or

•	If the final exchange rate is greater than the upper rate limit, the greater of:

1.	$800, and

2.	the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate times (c) the quotient of the final exchange rate minus the upper rate limit divided by the final exchange rate, or

3.	If the final exchange rate is within the supplemental rate range, then $950

Loss rate:	150%

Supplemental amount:	the product of $1,000 times the accrual rate times the accrual factor

Accrual rate:	11.00%

Accrual factor:	the quotient of (i) the number of trading days during the accrual period on which the accrual conditions are satisfied, divided by (ii) the total number of scheduled trading days in the accrual period

Total number of scheduled trading days in the accrual period:	123

Accrual conditions:	the accrual conditions will be satisfied on any given trading day during the accrual period if the exchange rate on such trading day is within the supplemental rate range

Accrual period:	the period from but excluding the original issue date up to and including the determination date

Supplemental rate range:

the exchange rate will be within the supplemental rate range on each trading day during the accrual period if the exchange rate is (i) greater than or equal to the lower rate limit and (ii) less than or equal to the upper rate limit

Lower rate limit:	0.99 CAD/USD

Upper rate limit:	1.10 CAD/USD

Defeasance:	not applicable

No listing:	the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

No interest:	the offered notes will not bear interest

Business day:	as described on page S-17

Trading day:	as described on page S-17

Use of proceeds and hedging:	as described on page S-19

Trade date:	September 3, 2010

Original issue date (settlement date):	September 13, 2010

Stated maturity date:	March 10, 2011, subject to postponement as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date:	March 3, 2011, subject to adjustment as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Determination Date” on page S-15

Conflicts of interest:

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38143UMM0

ISIN no.:	US38143UMM08

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Hypothetical Examples

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various final exchange rates and number of trading days during the accrual period on which the accrual conditions are satisfied could have on the cash settlement amount at maturity assuming other variables remain constant.

The examples below are based on a variety of final exchange rates and number of trading days where accrual conditions are satisfied that are entirely hypothetical; no one can predict what the final exchange rate on the determination date will be or the number of trading days during the accrual period on which the accrual conditions will be satisfied. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

For these reasons, the actual final exchange rate on the determination date, as well as the actual number of trading days during the accrual period on which the accrual conditions are satisfied, may bear little relation to the hypothetical examples shown below or to the historical exchange rate levels shown elsewhere in this prospectus supplement. For information about the exchange rate levels during recent periods, see “Exchange Rate” on page S-20. Before investing in the notes, you should consult publicly available information to determine the exchange rate level between the date of this prospectus supplement and the date of your purchase of the notes.

The first example assumes that the final exchange rate is less than the lower rate limit and that the accrual conditions are satisfied during a portion of the accrual period. The second example assumes that the exchange rate is within the supplemental rate range and that the accrual conditions are satisfied during the entire accrual period. The third example assumes that the final exchange rate is higher than the upper rate limit and that the accrual conditions are not met during the accrual period. The fourth example assumes that the final exchange rate is higher than the upper rate limit and that the accrual conditions are satisfied during a portion of the accrual period.

The first table under each example illustrates the calculation of the notional payment amount. The amount in column A represents the lower rate limit. The amount in column B represents the upper rate limit. The amount in column C represents the final exchange rate. The amount in column D represents the loss rate. The amount in column E represents the quotient of the lower rate limit minus the final exchange rate divided by the final exchange rate for the first example and represents the quotient of the final exchange rate minus the upper rate limit divided by the final exchange rate for the third and fourth examples. The amount in column F represents the difference of $950 minus the product of (i) $1,000 times (ii) the loss rate times (iii) the amount in column E. The amount in column G represents the notional payment amount, which is the greater of $800 and the amount in column F for the first, third and fourth examples and is $950 for the second example. Columns D, E and F are not applicable to the calculation of the notional payment amount for the second example.

The second table under each example illustrates the calculation of the supplemental amount. The amount in column A represents the lower rate limit. The amount in column B represents the upper rate limit. The amount in column C represents the accrual rate. The amount in column D represents the number of trading days during the accrual period on which accrual conditions are satisfied. The amount in column E represents the total number of scheduled trading days in the accrual period. The amount in column F represents the accrual factor, which is the quotient of the number of trading days during the accrual period on which accrual conditions are satisfied divided by the total number of scheduled trading days in the accrual period. The amount in column G represents the supplemental amount, which is the product of $1,000 times the accrual rate times the accrual factor.

The information in the tables reflects hypothetical cash settlement amounts for each $1,000 face amount of the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as the volatility of the exchange rate. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman Sachs and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions and Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9. The information in the tables also reflects the key terms and assumptions in the box below.

Also, the hypothetical examples shown below do not take into account the effect of applicable taxes.

Key Terms and Assumptions
Face amount	$1,000
Lower rate limit	0.99 CAD/USD
Upper rate limit	1.10 CAD/USD
Loss rate	150%
Accrual rate	11.00%
Total number of trading days in accrual period	123
Maximum settlement amount	$1,060.00

Example 1: The following tables illustrate the hypothetical cash settlement amount, assuming that the final exchange rate is less than the lower rate limit and that the accrual conditions are satisfied during a portion of the accrual period.

Part 1. Notional Payment Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Final exchange rate	Loss rate	The quotient of column A minus column C divided by column C	The difference of $950 minus the product of (i) $1,000 times (ii) column D times (iii) column E	Notional payment amount; the greater of $800 and column F
0.99	1.10	0.98	150%	0.0102	$934.69	$934.69

Part 2. Supplemental Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Accrual rate	Number of trading days on which accrual conditions are satisfied	Total number of scheduled trading days in accrual period	Accrual factor; the quotient of column D divided by column E	Supplemental amount; the product of $1,000 times column C times column F
0.99	1.10	11.00%	100	123	0.8130	$89.43

The cash settlement amount will equal the sum of the notional payment amount plus the supplemental amount, or $1,024.12.

Example 2: The following tables illustrate the hypothetical cash settlement amount, assuming that the final exchange rate is within the supplemental rate range and that the accrual conditions are satisfied during the entire accrual period.

Part 1. Notional Payment Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Final exchange rate	None	None	None	Notional payment amount
0.99	1.10	1.05	—	—	—	$950.00

Part 2. Supplemental Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Accrual rate	Number of trading days on which accrual conditions are satisfied	Total number of scheduled trading days in accrual period	Accrual factor; the quotient of column D divided by column E	Supplemental amount; the product of $1,000 times column C times column F
0.99	1.10	11.00%	123	123	1.0000	$110.00

The cash settlement amount will equal the sum of the notional payment amount plus the supplemental amount, or the maximum settlement amount of $1,060.00.

Example 3: The following tables illustrate the hypothetical cash settlement amount, assuming that the final exchange rate is greater than the upper rate limit and that the accrual conditions are not met during the accrual period.

Part 1. Notional Payment Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Final exchange rate	Loss rate	The quotient of column C minus column B divided by column C	The difference of $950 minus the product of (i) $1,000 times (ii) column D times (iii) column E	Notional payment amount; the greater of $800 and column F
0.99	1.10	1.23	150%	0.1057	$791.46	$800.00

Part 2. Supplemental Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Accrual rate	Number of trading days on which accrual conditions are satisfied	Total number of scheduled trading days in accrual period	Accrual factor; the quotient of column D divided by column E	Supplemental amount; the product of $1,000 times column C times column F
0.99	1.10	11.00%	0	123	0.0000	$0.00

The cash settlement amount will equal the sum of the notional payment amount plus the supplemental amount, or $800.00. As a result, if you purchased your notes at face amount and held your notes to the stated maturity date, you would lose $200.00 on your investment.

Example 4: The following tables illustrate the hypothetical cash settlement amount, assuming that the final exchange rate is greater than the upper rate limit and that the accrual conditions are satisfied during a portion of the accrual period.

Part 1. Notional Payment Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Final exchange rate	Loss rate	The quotient of column C minus column B divided by column C	The difference of $950 minus the product of (i) $1,000 times (ii) column D times (iii) column E	Notional payment amount; the greater of $800 and column F
0.99	1.10	1.12	150%	0.0179	$923.21	$923.21

Part 2. Supplemental Amount Calculation

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Lower rate limit	Upper rate limit	Accrual rate	Number of trading days on which accrual conditions are satisfied	Total number of scheduled trading days in accrual period	Accrual factor; the quotient of column D divided by column E	Supplemental amount; the product of $1,000 times column C times column F
0.99	1.10	11.00%	75	123	0.6098	$67.07

The cash settlement amount will equal the sum of the notional payment amount plus the supplemental amount, or $990.28. As a result, if you purchased your notes at face amount and held your notes to the stated maturity date, you would lose $9.72 on your investment.

We cannot predict the actual final exchange rate on the determination date, the number of trading days during the accrual period on which the accrual conditions are satisfied or the market value of your notes, nor can we predict the relationship between the final exchange rate, the number of trading days during the accrual period on which the accrual conditions are satisfied and the market value of your notes at any time prior to the stated maturity date. The actual cash settlement amount that a holder of the notes will receive on the stated maturity date will depend on the final exchange rate and the number of trading days during the accrual period on which the accrual conditions are satisfied as determined by the calculation agent. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the cash settlement amount to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” and “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

•

ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF YOUR NOTES ON THE TRADE DATE (AS DETERMINED BY REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS & CO.) IS, AND THE PRICE YOU MAY RECEIVE FOR YOUR NOTES MAY BE, SIGNIFICANTLY LESS THAN THE ORIGINAL ISSUE PRICE

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

•	YOU MAY LOSE UP TO 20% OF YOUR INVESTMENT IN THE NOTES

You can lose up to 20% of your investment in the notes depending on the exchange rate over the life of the notes as well as the final exchange rate. Our cash payment on the notes, if any, on the stated maturity date will be based on the supplemental amount (linked to the exchange rate over the life of the note) and notional payment amount calculations (linked to the final exchange rate). Thus, you may lose a substantial portion of your entire investment in a note of this type, including any premium to face amount you paid when you purchased the notes, if the supplemental amount and notional payment amount do not remain within a certain prespecified range, as calculated by the calculation agent.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell a note of this type before the stated maturity date, you may receive far less than the amount of your investment in such notes. The loss rate of 150% can magnify the effect of the percentage change in the exchange rates measured in the calculation of the notional payment amount.

•	THE MARKET VALUE OF YOUR NOTES MAY BE INFLUENCED BY MANY FACTORS THAT ARE UNPREDICTABLE AND INTERRELATED IN COMPLEX WAYS

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility – i.e., the frequency and magnitude of changes in the exchange rate;

•

economic, financial, legislative, regulatory, political, military and other events that affect currency markets generally and which may affect the exchange rate (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rate and Is Subject to Foreign Currency Exchange Risk” below);

•	interest rates, in particular with respect to the markets relating to the Canadian dollar and the U.S. dollar;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the exchange rate based on its historical performance. The actual performance of the exchange rate over the life of the offered notes, may bear little or no relation to the historical exchange rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

•	THE RETURN ON YOUR NOTES WILL DEPEND ON CHANGES IN THE EXCHANGE RATE AND IS SUBJECT TO FOREIGN CURRENCY EXCHANGE RISK

Any amount that we pay on the maturity date on the outstanding face amount of your notes will be based upon the exchange rate over the life of the notes. Fluctuations in the exchange rate will affect the market price of your notes and the amount payable at maturity.

The exchange rate is the result of the supply of, and the demand for, the Canadian dollar and U.S. dollar. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in Canada and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada and the United States and other countries important to international trade and finance.

•	INTERVENTION IN THE FOREIGN CURRENCY EXCHANGE MARKETS BY CANADA OR THE UNITED STATES COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF YOUR NOTES

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in Canada or the United States. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that the floating exchange rate between the Canadian dollar and U.S. dollar should become fixed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Canadian dollar, the U.S. dollar or any other currency.

•	EVEN THOUGH CURRENCIES TRADE AROUND-THE-CLOCK, YOUR NOTES WILL NOT

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the Canadian dollar and the U.S. dollar are traded. Significant price and rate movements may take place in the Canadian dollar that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to the exchange rate. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign currency exchange markets.

•	THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE WILL BE LIMITED

Your ability to participate in any change in the value of the exchange rate over the life of your notes will be limited because the maximum notional payment amount is $950 per $1,000 face amount of the notes, and the maximum supplemental amount is $110. Therefore, the maximum settlement amount is $1,060 per $1,000 face amount of the notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the currencies.

•	IF, ON ANY TRADING DAY DURING THE ACCRUAL PERIOD, THE EXCHANGE RATE FALLS OUTSIDE OF THE SUPPLEMENTAL RATE RANGE, THE SUPPLEMENTAL AMOUNT WILL NOT ACCRUE ON SUCH TRADING DAY

Because of the formula used to calculate the supplemental amount, if, on any trading day during the accrual period, the exchange rate is less than the lower rate limit or greater than the upper rate limit, the supplemental amount with respect to such trading day will be zero. The overall return you earn on your notes may be less than you would have earned by investing in a nonindexed debt security of a comparable maturity that bears interest at a prevailing market rate.

•	THE SUPPLEMENTAL AMOUNT WILL NOT BE AFFECTED BY THE EXCHANGE RATE ON ANY DAY OTHER THAN ANY TRADING DAY DURING THE ACCRUAL PERIOD

The supplemental amount is calculated based on the number of trading days during the accrual period on which the accrual conditions are satisfied. Therefore, the supplemental amount will not be affected even if accrual conditions are satisfied on any day other than any trading day during the accrual period.

•	THE NOTIONAL PAYMENT AMOUNT WILL NOT BE AFFECTED BY THE EXCHANGE RATE ON ANY OTHER DAY OTHER THAN THE DETERMINATION DATE

The notional payment amount is calculated based on the final exchange rate measured on the determination date and whether it falls within a prespecified range on that day. Therefore, the notional payment amount will not be affected even if the exchange rate remained within that prespecified range immediately prior to the determination date.

•	THE HISTORICAL LEVELS OF THE EXCHANGE RATE ARE NOT INDICATIVE OF THE FUTURE LEVELS OF THE EXCHANGE RATE

In the past, the levels of the exchange rate have experienced significant fluctuations. You should note that historical levels, fluctuations and trends are not necessarily indicative of future levels. Any historical upward or downward trend in the exchange rate is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take historical levels of the exchange rate as an indication of its future performance.

•	TRADING AND OTHER TRANSACTIONS BY GOLDMAN SACHS IN INSTRUMENTS LINKED TO THE CANADIAN DOLLAR AND U.S. DOLLAR MAY IMPAIR THE VALUE OF YOUR NOTES

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing futures and/or other instruments linked to the Canadian dollar and the U.S. dollar. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Canadian dollar and/or the U.S. dollar, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to changes in the exchange rate. Any of these hedging activities may adversely affect the exchange rate and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in the Canadian dollar and/or the U.S. dollar or instruments whose returns are linked to the Canadian dollar and/or the U.S. dollar for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the exchange rate and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the exchange rate. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

•	OUR BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST BETWEEN YOUR INTEREST IN THE NOTES AND US

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the Canadian dollar and U.S. dollar that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the exchange rate or any other factor that may affect the payment amount on the maturity date, could be adverse to your interests as a beneficial owner of your notes.

Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to the Canadian dollar and U.S. dollar. Any of these activities by any of our affiliates may affect the exchange rate and, therefore, the market value of your notes and the payment amount on your notes at maturity.

•	AS CALCULATION AGENT, GOLDMAN, SACHS & CO. WILL HAVE THE AUTHORITY TO MAKE DETERMINATIONS THAT COULD AFFECT THE VALUE OF YOUR NOTES AND THE AMOUNT YOU MAY RECEIVE ON ANY INTEREST PAYMENT DATE

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the exchange rate on the determination day and each trading day, which we will use to determine the amount we will pay on the maturity date; market disruption events; business days; non-trading days; the determination date; the stated maturity date; and the default amount. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

•	OWNING THE NOTES IS NOT THE SAME AS INVESTING DIRECTLY IN THE CANADIAN DOLLAR OR U.S. DOLLAR

The return on your notes will not reflect the return you would realize if you actually invested directly in the currencies. Even if the U.S. dollar appreciates relative to Canadian dollar during the term of the notes, the market value of the notes will not increase by the same amount. It is also possible for the U.S. dollar to appreciate against the Canadian dollar while the market value of the notes declines.

•	YOUR NOTES MAY NOT HAVE AN ACTIVE TRADING MARKET

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

•	CERTAIN CONSIDERATIONS FOR INSURANCE COMPANIES AND EMPLOYEE BENEFIT PLANS

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

•	WE MAY SELL AN ADDITIONAL AGGREGATE FACE AMOUNT OF THE NOTES AT A DIFFERENT ISSUE PRICE

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

•	IF YOU PURCHASE YOUR NOTES AT A PREMIUM TO FACE AMOUNT, THE RETURN ON YOUR INVESTMENT WILL BE LOWER THAN THE RETURN ON NOTES PURCHASED AT FACE AMOUNT

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

•	NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES THE TAX TREATMENT OF YOUR NOTES, AND THEREFORE THE TAX CONSEQUENCES OF AN INVESTMENT IN YOUR NOTES ARE UNCERTAIN

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We intend to treat your notes as a short term debt instrument that provides for a contingent payment upon maturity. We discuss these matters under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Specific Terms Of Your Notes

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Exchange Rate

In this prospectus supplement, when we refer to the exchange rate, we mean the Canadian dollar versus the U.S. dollar rate (expressed as the number of CAD per USD, “CAD/USD” rate) as determined on each trading day and the determination date, as applicable, by reference to the London mid-market rate published by WM Company and displayed on the WMRSPOT09 Reuters page at 4:00 p.m., London time (or any successor or replacement service or page thereto) as determined by the calculation agent, subject to certain market disruption events.

Payment on Stated Maturity Date

On the stated maturity date, we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount. The cash settlement amount will equal the sum of the notional payment amount plus the supplemental amount, if any, subject to the maximum settlement amount.

Notional Payment Amount

The notional payment amount, for each $1,000 face amount of the notes, will be equal to:

•	If the final exchange rate is less than the lower rate limit, the greater of:
1.	$800, and
2.

the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate times (c) the quotient of the lower rate limit minus the final exchange rate divided by the final exchange rate, or

•	If the final exchange rate is greater than the upper rate limit, the greater of:
1.	$800, and
2.

the difference of (i) $950 minus (ii) the product of (a) $1,000 times (b) the loss rate times (c) the quotient of the final exchange rate minus the upper rate limit divided by the final exchange rate, or

•	If the final exchange rate is within the supplemental rate range, then $950.

The final exchange rate will be the exchange rate on the determination date as determined by the calculation agent. The loss rate will be 150%.

The lower rate limit will be 0.99 CAD/USD, and the upper rate limit will be 1.10 CAD/USD.

Supplemental Amount

The supplemental amount will equal the product of $1,000 times the accrual rate times the accrual factor.

The accrual rate is 11.00%.

The accrual factor will equal the quotient of (i) the number of trading days during the accrual period on which the accrual conditions are satisfied, divided by (ii) the total number of scheduled trading days in the accrual period. The total number of scheduled trading days in the accrual period is 123. The accrual period is the period from but excluding the original issue date up to and including the determination date. The accrual conditions will be satisfied on any given trading day during the accrual period if the exchange rate on such trading day is within the supplemental rate range.

The exchange rate will be within the supplemental rate range on each trading day during the accrual period if the exchange rate is (i) greater than or equal to the lower rate limit and (ii) less than or equal to the upper rate limit.

Maximum Settlement Amount

The maximum settlement amount is $1,060.00.

Stated Maturity Date

The stated maturity date is March 10, 2011. If the stated maturity date is not a business day, then the stated maturity date will instead occur on the next following business day. If the determination date is postponed as described under “— Payment on Stated Maturity Date — Determination Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date.

Determination Date

The determination date is March 3, 2011. If the calculation agent determines that a market disruption event with respect to the exchange rate occurs or is continuing on the date that would otherwise be the determination date or that day is not a trading day, then the determination date will be the first following trading day on which the calculation agent determines that the market disruption event with respect to the exchange rate has ceased. In no event, however, will the determination date be postponed by more than five business days. The determination date for your notes will not occur on a day that is not a trading day, except as described in the immediately preceding sentence. If the determination date is postponed until the last possible date, the calculation agent shall make all required calculations on such date in the manner described in this prospectus supplement.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Payment on Stated Maturity Date — Determination Date” above.

If the calculation agent determines that the exchange rate is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the exchange rate based on its assessment, made in its sole discretion, at the applicable time on that day.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the exchange rate, market disruption events, business days, non-trading days, the determination date, the stated maturity date and the default amount. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the Canadian dollar versus the U.S. dollar rate (expressed as the number of CAD per USD, “CAD/USD” rate), by reference to the London mid-market rate published by WM Company, is displayed on the WMRSPOT09 Reuters page at 4:00 p.m., London time (or any successor or replacement service or page thereto) as determined by the calculation agent.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final interest determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to the exchange rate, a market disruption event will occur when the final exchange rate is not made available by WM Company and displayed on the WMRSPOT09 Reuters page at 4:00 p.m., London time (or any successor or replacement service or page thereto), as determined by the calculation agent.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the exchange rate or the Canadian dollar and U.S. dollar on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other exchange rate-linked notes we issue, some of which may have returns linked to the exchange rate or the Canadian dollar and U.S. dollar. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the exchange rate or the Canadian dollar and U.S. dollar,

•	may take or dispose of positions in the Canadian dollar and U.S. dollar,

•

may take short positions in other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the exchange rate and the Canadian dollar and U.S. dollar. We expect these steps to involve sales of instruments linked to the exchange rate on or shortly before the determination date. These steps may also involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to the exchange rate or the Canadian dollar and U.S. dollar.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Canadian Dollar and U.S. Dollar May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

Exchange Rate

We have derived all information regarding the exchange rate contained in this prospectus supplement from WM Company, without independent verification.

Historical Exchange Rate Levels

The following chart is based on the exchange rate for the period from August 18, 2005 through September 3, 2010 and does not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final exchange rate will be on the determination date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical exchange rate levels in the example shown below. The historical information about the exchange rate during recent periods is set forth below.

Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rate as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rate shown below.

The following table set forth the published high, low and end of quarter daily exchange rate for each calendar quarter from January 1, 2007 to September 3, 2010. As set forth in the following table, an increase in an exchange rate for a given day indicates a weakening of the Canadian dollar against the U.S. dollar, while a decrease in an exchange rate indicates a strengthening of the Canadian dollar against the U.S. dollar. We obtained the information in the table below from WM Company and displayed on the WMRSPOT09 Reuters page at 4:00 p.m., London time (or any successor or replacement service or page thereto), as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance what the final exchange rate level will be equal to or that the payment amount at maturity will be greater than the face amount of your note

Quarterly High, Low and Period End Exchange Rates of CAD versus USD

	High	Low	Last
2007
Quarter ended March 31	1.1860	1.1537	1.1537
Quarter ended June 30	1.1575	1.0570	1.0638
Quarter ended September 30	1.0760	0.9937	0.9937
Quarter ended December 31	1.0189	0.9161	0.9870
2008
Quarter ended March 31	1.0327	0.9737	1.0261
Quarter ended June 30	1.0315	0.9831	1.0146
Quarter ended September 30	1.0779	0.9983	1.0632
Quarter ended December 31	1.3001	1.0623	1.2345
2009
Quarter ended March 31	1.2999	1.1789	1.2582
Quarter ended June 30	1.2679	1.0808	1.1614
Quarter ended September 30	1.1638	1.0601	1.0733
Quarter ended December 31	1.0821	1.0286	1.0484
2010
Quarter ended March 31	1.0732	1.0112	1.0146
Quarter ended June 30	1.0812	0.9976	1.0627
Quarter ending September 30 (through September 3, 2010)	1.0671	1.0164	1.0439

Supplemental Discussion of Federal Income Tax Consequences

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as a short term debt instrument that provide for a contingent payment upon maturity. Except as otherwise noted under “Alternative Treatments” below, this discussion assumes that the notes will be so treated.

Although there is no authority that specifically addresses the tax treatment of short-term notes that provide for contingent payments, it is likely that you should not recognize any income prior to the sale or maturity of the notes. If you are an initial purchaser of the notes, upon the maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and the amount you paid for your notes. Upon a sale your notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your notes and the amount received by you upon such sale, unless you sell or exchange your notes between the determination date and the maturity date, in which case it would be reasonable for you to treat substantially all of any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. You may be required to defer interest deductions that are allocable to your purchase of the notes. For more information, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

It is unclear whether the special rules under Section 988 of the Code that govern dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency would apply to the Notes. As a technical matter, it appears that Section 988 would apply to your notes, but this seems incongruous with the regime introduced for regular debt under the Section 1.988-6 Treasury Regulations. Although the tax treatment of your notes is not free from doubt, the tax treatment discussed herein constitutes a reasonable treatment of your notes for United States federal income tax purposes. It is possible, however, that the Internal Revenue Service could assert that your notes should be subject to the special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or exchange of your notes would be treated as ordinary income or loss to the extent that such gain or loss is attributable to changes in the exchange rate after the date of your purchase of the notes.

If you are a secondary purchaser of the notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your notes at a discount from their principal amount and (i) hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your notes over the amount you paid for your notes, or (ii) sell or exchange them between the final determination date and the maturity date, it would be reasonable to treat any gain that you recognize upon such sale or exchange as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your notes and the amount you paid for your notes. However, as discussed above, your notes could be subject to special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or maturity of your notes would be treated as ordinary gain or loss to the extent that such gain or loss is attributable to changes in the exchange rate after the date of your purchase of the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a prepaid derivative contract in respect of the exchange rate. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Employee Retirement Income Security Act

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 0.35 % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 99.65% of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $30,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on September 13, 2010, which is the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-19
Exchange Rate	S-20
Supplemental Discussion of Federal Income Tax Consequences	S-22
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Conflicts of Interest	S-26
Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27
Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$2,100,000

The Goldman Sachs

Group, Inc.

Range Accrual Notes due 2011

(Linked to the Performance of the Canadian Dollar as against the U.S. Dollar)

Medium-Term Notes, Series D

Goldman, Sachs & Co.

JPMorgan